

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

<u>Via E-mail</u>
John J. Dunn, Jr.
Executive Vice President,
      Corporate Chief Financial Officer
American National Insurance Company
One Moody Plaza
Galveston, Texas 77550-7999

Re: **American National Insurance Company**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 2, 2011
        File No. 001-34280

Dear Mr. Dunn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Joel Parker

                                   Joel Parker
                                   Accounting Branch Chief